Exhibit 99.(e)(1)

Taiwan Greater China Fund

Share Distribution

and Share Purchase Plans

Dear Shareholder:

Welcome to Taiwan Greater China Fund. We appreciate your investment in the Trust and want to make sure you are aware of two convenient ways to add to your account.

The first is a Share Distribution Plan through which you can reinvest your annual capital gains payments in newly issued shares of the Trust. Such distributions, if any, would be declared in December and paid and reinvested in January. You pay no charges to participate in this program.

The second way to add easily to your account is a Share Purchase Plan. Under this arrangement, the Plan Agent, American Stock Transfer & Trust Company LLC, pools your cash (any amount between $500 and $5,000) with that of other plan participants and purchases shares in the open market. These transactions occur twice a year — around February 15 and August 15. A major advantage of buying this way is that brokerage commissions should be less than if you purchased these shares separately. There is a nominal $1.00 charge for a purchase under this plan.

If you own shares in your own name, all you have to do to start one or both of these programs is return the authorization form enclosed with this letter. If your shares are held in the name of your brokerage firm, bank, or other nominee, ask whether they will participate on your behalf. If so, they should call American Stock Transfer & Trust Company LLC for instructions (1-866-624-4110). If not, you can ask them to re-register the shares in your name and return the authorization form to American Stock Transfer & Trust Company LLC when this has been done.

Again, welcome as a shareholder in the Trust.

Sincerely,

/s/ Steven R. Champion

Steven R. Champion

Chief Executive Officer

P.S. Should you have any questions after reading the enclosed Terms and Conditions, give us a call at 1 (800) 343-9567.

Terms and Conditions of Share Distribution and Share Purchase Plans

1.            American Stock Transfer & Trust Company LLC will act as your Plan Agent and will open an account for you under the Capital Gains Reinvestment and/ or Share Purchase Plans in the same name in which your present shares are registered. The capital gains reinvestment option will be effective as of the first record date for a capital gains distribution, and the purchase option will be effective as of the next appropriate date (as provided in paragraph 6) after authorization duly executed by you is received by the Bank.

2.            Whenever Trustees of the Taiwan Greater China Fund (the “Trust”) declare an annual capital gains distribution, you will automatically receive your distribution in newly issued shares (fractional shares will be issued). The number of additional shares to be credited to your account will be determined by dividing the dollar amount of the capital gains distribution payable on your shares by the net asset value (“NAV”) per share of the Trust’s common stock on the valuation date. If the market price of a share on the date of the capital gains distribution is at or above the NAV on such date, the number of shares to be issued to you by the Trust will be determined by dividing the amount of the cash distribution to which you are entitled (net of any applicable withholding taxes) by the greater of the NAV per share on such date and 95% of the market price of a share on such date. If the market price of a share on such a distribution date is below the NAV, the number of shares to be issued will be determined by dividing such amount by the per-share market price.

3.            For U.S. federal income tax purposes, shareholders electing to receive shares instead of cash will be treated as receiving short-term or long-term capital gains in an amount equal to the fair market value (determined as of the distribution date) of the shares received and will have a cost basis equal to such fair market value.

4.            If banks, brokerage firms, or other nominees hold shares for beneficial owners, the Plan Agent will administer the reinvestment plan on the basis of the number of shares certified by the nominee as being registered in the nominee’s name and held for the account of the beneficial owners who are participating in such a plan.

5.            There will be no charge to participants for receiving shares under the Share Distribution Plan. The Trust will pay the fees of the Plan Agent.

6.            You have the option of making semiannual cash purchases on the open market, in any amount from $500 to $5,000 per investment, of shares of the Trust. These cash payments will be invested on or about the 15th of February and August (the “Investment Date”) and in no event more than 45 days after such dates except where temporary curtailment or suspension of purchases is necessary to comply with applicable provisions of federal securities law. Cash received more than 30 business days before the Investment Date or less than 10 business days prior to the Investment Date will be returned uninvested. You may withdraw your cash payment if your written notice is received by the Plan Agent 48 hours before such payment is to be invested.

7.            Investments of voluntary cash payments and other open-market purchases may be made on any securities exchange where the Trust’s common stock is traded, in the over-the-counter market, or in negotiated transactions and may be on such terms as to price, delivery, and otherwise as the Plan Agent shall determine. Any funds uninvested will not bear interest, and the Plan Agent will have no liability in connection with any inability to purchase shares within 45 days after the initial date of such purchase as herein provided, or with the tinting of any purchases effected. Neither will the Plan Agent have any responsibility for the value of the common stock of the Trust acquired for your account. For purposes of cash investments, the Plan Agent may commingle your funds with those of other shareholders of the Trust for whom it similarly acts as Plan Agent, and the average price (including brokerage commissions) of all shares purchased by the Plan Agent will be the price per share allocable to you in connection with the purchase transaction.

8.            The Plan Agent will hold your shares acquired pursuant to your authorization, together with the shares of other shareholders of the Trust acquired pursuant to similar authorizations, in noncertificated form in the Plan Agent’s name or that of its nominee. The Plan Agent will forward to you any proxy solicitation material and will vote any shares so held for you only in accordance with the proxy you return to the Trust. Upon your written request, the Plan Agent will deliver to you, without charge, a certificate or certificates for the full shares.

9.            Each acquisition made for your account will be confirmed as soon as practicable, but not later than 60 days after the date of the transaction. Fractional shares will be issued.

10.          For purposes of each Plan: (a) the market price of the Trust’s stock on a particular date will be the last sales price on the New York Stock Exchange on that date, or if there is no sale on the Exchange on that date, then the mean between the closing bid and asked quotations for such stock on the Exchange on such date; and

(b)           the net asset value per share of the Trust’s stock on a particular date will be as determined by or on behalf of the Trust.

11.          Any stock dividends distributed by the Trust on shares the Plan Agent holds for you will be credited to your account. The shares held for you under the Share Purchase Plan described herein will be added to your other shares in calculating the number of rights to be issued to you.

12.          The Plan Agent’s service fee for handling capital gains reinvestments will be paid by the Trust. On the Share Purchase Plan, you will be charged a $1.00 service fee for each purchase plus your pro rata share of brokerage commissions on all open market purchases.

13.          You may terminate your account under either Plan by notifying the Plan Agent in writing. Termination of the Share Purchase Plan will be effective immediately if notice is received by the Plan Agent 48 hours before the cash payment is to be invested; otherwise, termination will be effective on the first trading day after the payment date for a reinvestment or distribution. The Plan may be terminated by the Plan Agent or the Trust with notice to you at least 90 days prior to any record date for the payment of any distribution by the Trust. Upon any termination, the Plan Agent will deliver a certificate or certificates for the full shares held for you under the Plan.

14.          These terms and conditions may be amended or supplemented by the Plan Agent or the Trust at any time. You will be notified in writing at least 90 days prior to the effective date of the changes except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any regulatory authority. The amendment or supplement will be deemed to be accepted by you unless, prior to the effective date thereof, the Plan Agent receives written notice of the termination of your account under the Plan. Any such amendment may include the Plan Agent’s appointment of a successor Plan Agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Agent under these terms and conditions. Upon any such appointment of any Plan Agent for the purpose of receiving dividends and distributions, the Trust will be authorized to pay to such successor Plan Agent, for your account, all dividends and distributions payable on common stock of the Trust held in your name or under the plan for retention or application by such successor Plan Agent as provided in these terms and conditions.

15.          The Plan Agent shall at all times act in good faith and agrees to use its best efforts within reasonable limits to insure the accuracy of all services performed under this Agreement and to comply with applicable law, but assumes no responsibility and will not be liable for loss or damage due to errors unless such error is caused by its negligence, bad faith, or willful misconduct or that of its employees.

16.          The Plan Agent will maintain all shareholder accounts and furnish written confirmations of all transactions, including information needed by you for personal and U.S. tax records.

17.          All correspondence concerning the plans should be directed to the American Stock Transfer & Trust Company LLC, the Plan Agent, at P.O. Box 922 Wall Street Station New York, N.Y. 10269-0560 .

18.          These terms and conditions shall be governed by the laws of the Commonwealth of Massachusetts.

Authorization For Share Distribution and/or Share Purchase Plans

This form is for shareholders of Taiwan Greater China Fund who hold shares in their own names. If your shares are held through a brokerage firm, bank, or other nominee, you should instruct your nominee to participate on your behalf. If you wish to participate in the Plan, but your brokerage firm, bank, or other nominee is unable to participate on your behalf, you should request re-registration of your shares in your own name so that you can participate in the Plan(s).

Check appropriate box(es). Please read carefully before signing on the reverse side.

[ ]

Share Distribution Plan. I authorize the Trust to pay to American Stock Transfer & Trust Company LLC all capital gain distributions payable to me on shares of the Trust now or hereafter registered in my name and hereby elect to receive all such distributions in shares.

[ ]

Share Purchase Plan. I hereby authorize American Stock Transfer & Trust Company LLC and Trust to buy shares for my account in the open market, in an amount between $500 and $5,000 per transaction, on or about the 15th day of February and August each year.

[ ]

I hereby appoint American Stock Transfer & Trust Company LLC as my Agent, subject to the Terms and Conditions of the Plans set forth in the accompanying brochure, and authorize American Stock Transfer & Trust Company LLC , as such Agent, in accordance with such Terms and Conditions (a) to apply all cash capital gain distributions (after deducting the charges as provided in such Terms and Conditions) to the purchase of shares of the Trust and (b) to apply the cash I send between 10 and 30 days before the 15th of February and August each year to the purchase of shares of the Trust for my account.

I understand that I may terminate either or both of these plans upon written notice to the Plan Agent.

(continued on the next page)

You should return this form only if you wish to participate in the Share Distribution and/or Purchase Plans.

This authorization and appointment is given with the understanding that I may terminate it at any time by terminating my account under the Plan(s) as provided in the Terms and Conditions governing the Plan(s).

Please print and then sign exactly as your shares are registered. All persons whose names appear on the share certificates must sign.

Shareholder Name (Please print)

Shareholder Signature

Shareholder Name (Please print)

Shareholder Signature

Shareholder Name (Please print)

Shareholder Signature

After completing, return this authorization in the enclosed self-addressed envelope or mail to:

American Stock Transfer & Trust Company

P.O. Box 922 Wall Street Station

New York, N.Y. 10269-0560